

Mail Stop 7010

January 25, 2008

By U.S. Mail and Facsimile

Mr. Kent A. McKee
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Definitive Proxy Statement on Schedule 14A Filed March 27, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 29, 2007**
> **File No. 001-06770**

Dear Mr. McKee:

        We have reviewed your response letter dated January 11, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement on Schedule 14A Filed on March 27, 2007

Compensation Discussion and Analysis, page 19

1.   We note your response to prior comment 7. In future filings, please disclose that the decisions regarding the awards of the various elements of compensation are generally independent of one another and that a decision regarding one element of compensation does not affect decisions regarding other compensation elements.

Report of the Compensation Committee of the Board of Directors on Executive Compensation, page 43

2.   We note your intended 2008 Proxy Statement disclosure included in your response to prior comment 8. Please note that you must also include the names of the compensation committee members below the disclosure. See Item 407(e)(5)(ii) of Regulation S-K.

*   *   *

Mr. Kent A. McKee
Mueller Industries, Inc.
January 25, 2008
Page 2

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief